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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  3

Name of Issuer:  Noise Cancellation Technologies, Inc.

Title of Class of Securities:  Common Stock, $.01 par value

CUSIP Number:  655279107

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

 Mr. Peter J. Cobos c/o Kingdon Capital Management Corporation,
 152 West 57th Street, New York, New York 10019, (212) 333-0100

     (Date of Event which Requires Filing of this Statement)

                         August 4, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 655279107

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Kingdon Capital Management Corporation  #13-3158796

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         0

8.  Shared Voting Power:


9.  Sole Dispositive Power:

         0

10. Shared Dispositive Power:


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         0

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares





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13. Percent of Class Represented by Amount in Row (11)

         0%

14. Type of Reporting Person

         CO

The purpose of this Amendment No. 3 to the previously filed
Schedule 13D is to report that the ownership of Kingdon Capital Management Corporation ("KCMC") in the shares of common stock, par value $.01 per share (the "Common Stock") of Noise Cancellation Technologies, Inc. ("NCTI") has decreased from 9.16% to 0% of the outstanding shares of Common Stock.

Item 1.  Security and Issuer.

         No change.

Item 2.  Identity and Background.

         No change.

Item 3.  Source and Amount of Funds or Other Consideration.

         As of the date hereof, KCMC is deemed to beneficially own 0 shares of Common Stock. All transactions in the shares of Common Stock effected by KCMC since the initial filing on Schedule 13D were effected in open market transactions. The funds for the purchase of the Common Stock held in the entities and managed accounts over which KCMC has investment discretion came from each entity's or account's own funds. No leverage was used to purchase any shares.

Item 4.  Purpose of Transactions.

         No change.

Item 5.  Interest in Securities of Issuer.

         As of the date hereof, KCMC is deemed to be the beneficial owner of 0 shares of Common Stock. Therefore, KCMC is deemed to beneficially own 0% of the outstanding shares of Common Stock. KCMC ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock of NCTI on August 6, 1997.






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Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         No change.

Item 7.  Material to be Filed as Exhibits.

         Attached hereto as Exhibit A is a description of the transactions in the Common Stock that were effected by KCMC since the most recent filing on Schedule 13D through the date of this filing.

    Signature

         The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

October 24, 1997



Kingdon Capital Management Corporation


By: /s/ Peter J. Cobos

    __________________________
    Peter J. Cobos, Controller























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                            EXHIBIT A

                    SCHEDULE OF TRANSACTIONS

Date               Shares Purchased    Price Per Share
                      or (Sold)        (Not Including Commission)
____               _______________     __________________________

06/27/97             (100,000)              $0.24
07/02/97              (75,000)               0.24
07/03/97              (46,000)               0.24
07/08/97             (154,500)               0.24
07/10/97               (1,742)               0.24
07/15/97             (350,000)               0.21
07/21/97             (115,994)               0.23
07/28/97             (150,000)               0.24
07/30/97              (71,000)               0.24
07/31/97              (85,600)               0.24
08/04/97           (1,500,000)               0.59
08/05/97             (268,400)               0.68
08/05/97             (221,100)               0.68
08/05/97           (1,089,500)               0.68
08/06/97           (1,000,000)               0.53
08/07/97             (594,000)               0.57
08/11/97             (245,400)               0.65
08/12/97             (266,000)               0.63
08/13/97             (454,200)               0.73
08/14/97             (230,000)               0.68
08/15/97             (200,000)               0.64
08/19/97             (400,000)               0.64
08/20/97             (235,000)               0.59
08/21/97             (194,592)               0.59
08/21/97              (30,408)               0.54
08/25/97             (228,000)               0.58
08/28/97                  200                0.65
08/28/97             (214,300)               0.61
08/29/97              (57,000)               0.67
09/02/97              (44,100)               0.68
09/03/97             (150,000)               0.63
09/04/97             (235,000)               0.59
09/05/97              (25,000)               0.63
09/09/97              (50,000)               0.61
09/10/97             (200,000)               0.58
09/11/97             (160,000)               0.61
09/15/97              (61,671)               0.60
09/15/97             (158,329)               0.58
09/16/97             (215,000)               0.58
09/17/97             (200,000)               0.55
09/19/97             (200,000)               0.58
09/24/97               (2,000)               0.68
09/25/97              (95,000)               0.66


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09/26/97             (187,500)               0.67
09/29/97             (109,000)               0.66
09/30/97              (52,900)               0.63
10/01/97                 (200)               0.61
10/01/97             (349,800)               0.60
10/01/97               (3,000)               0.63
10/03/97             (205,000)               0.71
10/06/97             (175,800)               0.68
10/08/97                  (94)               0.63












































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